EXHIBIT 2
                                                                       ---------


--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Canadian Natural Resources Limited is a Canadian based senior independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of oil and natural gas. The Company initiates, operates and maintains a large working interest in a majority of the prospects in which it participates. The Company's principal core areas of oil and natural gas operations are in the Western Canadian Sedimentary Basin, the United Kingdom sector of the North Sea and Offshore West Africa.




                               [PICTURES OMITTED]
                            [OIL RIGS AND EQUIPMENT]




38  CANADIAN NATURAL

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes","anticipates", "expects", "plans","estimates", or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

Management's discussion and analysis includes references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and EBITDA. These financial measures are not defined by generally accepted accounting principles ("GAAP") and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate the performance of the Company and its business segments. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with Canadian GAAP, as an indication of the Company's performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation of Canadian GAAP to United States GAAP is included in note 16 to the consolidated financial statements. All dollar amounts are referenced in Canadian dollars, except where noted otherwise. The calculation of barrels of oil equivalent ("boe") is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil to estimate relative energy content. Production volumes are the Company's interest before royalties, and realized prices include the effect of derivative financial instruments gains and losses, except where noted otherwise. This conversion may be misleading, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

The following discussion details the Company's 2003 financial results compared to 2002 and 2001, including its capital program, and its outlook for 2004.


39  ANNUAL REPORT 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


OBJECTIVE AND STRATEGY

The Company's objective is to increase cash flow, net earnings, crude oil and natural gas production, reserves and net asset value on a per common share basis through the development of its existing crude oil and natural gas properties and by the discovery and acquisition of new reserves. The Company accomplishes this by having a defined growth and value enhancement plan for each of its products and segments. The Company takes a measured approach to growth and investments and focuses on creating long-term shareholder wealth. The Company effectively allocates its capital by maintaining:

o Balance between its products, namely natural gas, light oil, Pelican Lake oil (1), primary heavy oil and thermal heavy oil;

o    Balance between near-, mid- and long-term projects;

o    Balance between acquisitions, exploitation and exploration; and

o    Balance between sources of debt and a strong balance sheet.

     (1) Pelican Lake oil is 14-17(0) API oil, but receives medium quality crude netbacks due to exceptionally low operating costs and low royalty rates.

Strategic acquisitions, such as Rio Alto Exploration Ltd. ("Rio Alto") in 2002, are a key component of the Company's strategy.

The Company`s crude oil marketing strategy includes displacing medium sour crude oil from PADD II, supporting and participating in pipeline additions, and encouraging the development of projects that add conversion capacity.

Cost control is central to the Company's strategy. By controlling costs consistently throughout all industry cycles, the Company is able to achieve continued growth. Cost control is attained by area knowledge, by core area domination and by operating at a high working interest.

The year ended December 31, 2003, was another successful year in the execution of the Company's strategy. Highlights are as follows:

o    Achieved record levels of cash flow and net earnings;

o Reduced long-term debt by $1,269 million through repayments of $740 million and foreign exchange gains of $529 million from the strengthening Canadian dollar;

o Achieved the Company's annual production guidance for both natural gas and crude oil and NGLs;

o Continued consolidation of the Company's North Sea interests. The Company now operates 99% of its production and owns an average working interest of approximately 80% in its North Sea properties. This provides the Company with the level of operatorship and working interests in the North Sea necessary to effectively control costs;

o    Awarded major contracts for the Baobab Project, Offshore West Africa;

o Completed the Design Basis Memorandum ("DBM") phase of engineering for the Horizon Oil Sands Project ("Horizon Project") and commenced the third and final phase of pre-construction engineering, Engineering Design Specifications ("EDS");

o Completed the Joint Panel review for regulatory approvals of the Horizon Project; and

o Purchased 2,734,800 common shares for a total cost of $144 million under the Company's Normal Course Issuer Bid.


ACQUISITION OF RIO ALTO

In 2002, the Company paid cash of $850 million and issued 10,008,218 common shares to acquire all of the issued and outstanding common shares of Rio Alto by way of a plan of arrangement. This was a strategic acquisition as it increased the Company's natural gas production and added a new natural gas core region in Northwest Alberta. The Rio Alto acquisition is included in the results of operations commencing July 1, 2002.


40  CANADIAN NATURAL

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

CASH FLOW AND NET EARNINGS
FINANCIAL HIGHLIGHTS ($ millions, except per common share amounts)         2003            2002            2001
-----------------------------------------------------------------------------------------------------------------
Revenue (1)                                                             $ 5,972         $ 4,342         $ 3,757
Cash flow from operations attributable to common shareholders (2)       $ 3,160         $ 2,254         $ 1,920
Per common share - basic                                                $ 23.54         $ 17.63         $ 15.83
                 - diluted                                              $ 23.06         $ 16.99         $ 15.23
Net earnings attributable to common shareholders (3)                    $ 1,407         $   570         $   642
Per common share - basic                                                $ 10.48         $  4.46         $  5.30
                 - diluted                                              $ 10.14         $  4.31         $  5.17
Business combinations                                                   $    --         $ 2,393         $    --
Capital expenditures, net of dispositions                               $ 2,506         $ 1,676         $ 1,885
-----------------------------------------------------------------------------------------------------------------

(1)  Restated to conform to current year presentation.

(2) Cash flow from operations attributable to common shareholders is a non-GAAP term that represents net earnings attributable to common shareholders adjusted for non-cash items. The Company evaluates its performance and that of its business segments based on net earnings and cash flow from operations. The Company considers cash flow a key measure as it demonstrates the Company's ability and the ability of its business segments to generate the cash flow necessary to fund future growth through capital investment and to repay debt.

     ($ millions)                                                               2003             2002             2001
     -------------------------------------------------------------------------------------------------------------------
     Net earnings attributable to common shareholders                        $ 1,407          $   570          $   642
     Non-cash items:
       Future tax on dividend on preferred securities                             (4)              (4)              (4)
       Revaluation of preferred securities, net of tax                           (18)              (1)               8
       Stock-based compensation expense                                          200               --               --
       Depletion, depreciation and amortization                                1,565            1,314              903
       Unrealized foreign exchange (gain) loss                                  (320)             (35)              64
       Loss on sale of United States assets                                       --               --               24
       Deferred petroleum revenue tax                                             (9)              10               --
       Future income tax expense                                                 339              400              283
     -------------------------------------------------------------------------------------------------------------------
     Cash flow from operations attributable to common shareholders           $ 3,160          $ 2,254          $ 1,920
     ===================================================================================================================

(3)  After dividend and revaluation of preferred securities.

Cash flow from operations attributable to common shareholders reached record levels in 2003. Cash flow from operations attributable to common shareholders increased 40% to $3,160 million ($23.54 per common share), up from $2,254 million ($17.63 per common share) in 2002 and $1,920 million ($15.83 per common share) in 2001. The increase in cash flow resulted primarily from higher product prices and increased production volumes. In 2003, the Company's average price per barrel of crude oil and NGLs increased 6% to $31.59 from $29.76 in 2002 (2001 - $24.31). The Company's average natural gas price increased 60% to $6.02 per mcf from $3.76 per mcf in 2002 (2001 - $5.16 per mcf). Production volumes increased 9% to 458,814 boe/d from 420,722 boe/d in 2002 (2001- 359,347 boe/d).
The increase in production volumes was primarily associated with an active capital expenditure program, the consolidation of working interests in the North Sea, and the impact of a full year of results relating to the acquisition of Rio Alto on July 1, 2002.

Net earnings attributable to common shareholders also reached record levels in 2003. Net earnings attributable to common shareholders increased 147% in 2003 to $1,407 million ($10.48 per common share), up from $570 million ($4.46 per common share) in 2002 and $642 million ($5.30 per common share) in 2001. Net earnings attributable to common shareholders in 2003 was impacted by the reduction in the Canadian federal and Alberta provincial corporate income tax rates, the strengthening Canadian dollar, which resulted in increased unrealized foreign exchange gains on the Company's US dollar denominated debt, and the recognition of stock-based compensation expense associated with the Company's Stock Option Plan.

[GRAPHIC OMITTED - LINE CHART]              [GRAPHIC OMITTED - LINE CHART]
CASH FLOW FROM OPERATIONS                   NET EARNINGS ATTRIBUTABLE TO
ATTRIBUTABLE TO COMMON SHAREHOLDERS         COMMON SHAREHOLDERS PER SHARE
$millions                                   $per share

        99        724                               99       2.11
        00      1,884                               00       6.57
        01      1,920                               01       5.30
        02      2,254                               02       4.46
        03      3,160                               03      10.48


[GRAPHIC OMITTED - LINE CHART]              [GRAPHIC OMITTED - LINE CHART]
NET EARNINGS ATTRIBUTABLE                   RETURN ON AVERAGE COMMON
TO COMMON SHAREHOLDERS                      SHAREHOLDER'S EQUITY
$millions                                   percent

        99        220                               99       14.5
        00        767                               00       31.6
        01        642                               01       18.8
        02        570                               02       13.8
        03      1,407                               03       25.7


41  ANNUAL REPORT 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

OPERATING HIGHLIGHTS                                                            2003                2002               2001
-----------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl, except daily production)
Daily production, before royalties (bbl/d)                                   242,392             215,335            206,323
Sales price (1)                                                          $     31.59         $     29.76         $    24.31
Royalties                                                                       2.77                3.16               2.17
Production expense                                                             10.28                8.45               7.64
-----------------------------------------------------------------------------------------------------------------------------
Netback                                                                  $     18.54         $     18.15         $    14.50
-----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS ($/mcf, except daily production)
Daily production, before royalties (mmcf/d)                                    1,299               1,232                918
Sales price (1)                                                          $      6.02         $      3.76         $     5.16
Royalties                                                                       1.32                0.78               1.25
Production expense                                                              0.60                0.57               0.51
-----------------------------------------------------------------------------------------------------------------------------
Netback                                                                  $      4.10         $      2.41         $     3.40
-----------------------------------------------------------------------------------------------------------------------------
BARREL OF OIL EQUIVALENT ($/boe, except daily production)
Daily production, before royalties (boe/d)                                   458,814             420,722            359,347
Sales price (1)                                                          $     33.75         $     26.25         $    27.15
Royalties                                                                       5.20                3.91               4.42
Production expense                                                              7.15                5.99               5.69
-----------------------------------------------------------------------------------------------------------------------------
Netback                                                                  $     21.40         $     16.35         $    17.04
-----------------------------------------------------------------------------------------------------------------------------

(1)  Including financial instruments and transportation costs.

BUSINESS ENVIRONMENT                                                            2003                2002               2001
-----------------------------------------------------------------------------------------------------------------------------
WTI benchmark price (US$/bbl)                                            $     31.02         $     26.11         $    25.91
Differential to LLB blend (US$/bbl)                                      $      8.55         $      6.50         $    10.73
Condensate benchmark price (US$/bbl)                                     $     31.42         $     26.00         $    28.12
NYMEX benchmark price (US$/mmbtu)                                        $      5.44         $      3.25         $     4.38
AECO benchmark price (C$/GJ)                                             $      6.35         $      3.86         $     5.92
US/Canadian dollar average exchange rate (US$)                                  0.71                0.64               0.65
-----------------------------------------------------------------------------------------------------------------------------

World crude oil prices remained strong throughout 2003 due to concerns over supply relating to the war in Iraq, the strike in Venezuela, the unrest in Nigeria and rising worldwide demand. West Texas Intermediate ("WTI") prices increased 19% to average US$31.02 per bbl, up from US$26.11 per bbl in 2002 (2001 - US$25.91 per bbl). In 2003, the heavy oil differential averaged US$8.55 per bbl, up from US$6.50 per bbl in 2002 (2001 - US$10.73 per bbl). Natural gas prices increased in 2003 due to market forces of supply and demand. AECO natural gas price increased 65% to average $6.35 per GJ in 2003 compared to $3.86 per GJ in 2002 (2001 - $5.92 per GJ). NYMEX natural gas spot price increased 67% to average US$5.44 per mmbtu compared to US$3.25 per mmbtu in 2002 (2001 - US$4.38 per mmbtu).

REVENUE
PRODUCT PRICES (1)                                                2003               2002               2001
--------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                                                $   27.77          $   27.04          $   21.00
North Sea                                                    $   42.43          $   39.79          $   38.66
Offshore West Africa                                         $   36.47          $   40.10          $   33.57
Company average                                              $   31.59          $   29.76          $   24.31
--------------------------------------------------------------------------------------------------------------
NATURAL GAS ($/mcf)
North America                                                $    6.14          $    3.78          $    5.19
North Sea                                                    $    3.03          $    2.75          $    2.51
Offshore West Africa                                         $    4.37          $    4.82          $      --
Company average                                              $    6.02          $    3.76          $    5.16
--------------------------------------------------------------------------------------------------------------
PERCENTAGE OF REVENUE (excluding midstream revenue)
Crude oil and NGLs                                                  49%                58%                52%
Natural gas                                                         51%                42%                48%
--------------------------------------------------------------------------------------------------------------

(1) Including financial instruments and transportation costs.


42  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

ANALYSIS OF CHANGES IN REVENUE
------------------------------------------------------------------------------------------------------------------------------------
                                                     Changes due to                              CHANGES DUE TO
($ millions)                         2001    Volumes     Prices       Other      2002    VOLUMES     PRICES      OTHER       2003
------------------------------------------------------------------------------------------------------------------------------------
NORTH AMERICA
Crude oil and NGLs                $ 1,339    $    23    $   386    $    --    $ 1,748    $    52    $    49    $    --    $ 1,849
Natural gas                         1,824        565       (527)        --      1,862         56      1,062         --      2,980
------------------------------------------------------------------------------------------------------------------------------------
                                    3,163        588       (141)        --      3,610        108      1,111         --      4,829
------------------------------------------------------------------------------------------------------------------------------------
NORTH SEA
Crude oil and NGLs                    523         37         24         --        584        261         36         --        881
Natural gas                            11         14          3         --         28         19         33         --         80
------------------------------------------------------------------------------------------------------------------------------------
                                      534         51         27         --        612        280         69         --        961
------------------------------------------------------------------------------------------------------------------------------------
OFFSHORE WEST AFRICA
Crude oil and NGLs                     42         42         16         --        100         56        (14)        --        142
Natural gas                            --          2         --         --          2         13         (1)        --         14
------------------------------------------------------------------------------------------------------------------------------------
                                       42         44         16         --        102         69        (15)        --        156
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL
Crude oil and NGLs                  1,904        102        426         --      2,432        369         71         --      2,872
Natural gas                         1,835        581       (524)        --      1,892         88      1,094         --      3,074
------------------------------------------------------------------------------------------------------------------------------------
                                    3,739        683        (98)        --      4,324        457      1,165         --      5,946
MIDSTREAM                              27         --         --         25         52         --         --          9         61
INTERSEGMENT ELIMINATIONS (1)          (9)        --         --        (25)       (34)        --         --         (1)       (35)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                             $ 3,757    $   683    $   (98)   $    --    $ 4,342    $   457    $ 1,165    $     8    $ 5,972
====================================================================================================================================

(1)  Eliminates internal transportation and electricity charges.

Revenue rose 38% to $5,972 million in 2003, up from $4,342 million in 2002 (2001
- $3,757 million). In 2003, 19% of the Company's crude oil and natural gas revenue was generated outside of North America, up from 16% in 2002 (2001 - 15%). North Sea accounted for 16% of revenue in 2003 and 14% in 2002 (2001 - 14%), and Offshore West Africa accounted for 3% of revenue in 2003 and 2% in 2002 (2001 - 1%).

Crude oil and NGLs pricing realized by the Company is directly correlated with fluctuations in world oil pricing and heavy oil differentials. The realized crude oil and NGLs price earned by the Company in 2003 increased 6% to average $31.59 per bbl for the year, up from $29.76 per bbl in 2002 (2001 - $24.31 per bbl). The Company's realized crude oil price was impacted by the increase in world oil prices, the higher heavy oil differential, and the strengthening Canadian dollar (see Sensitivity Analysis).

Natural gas prices increased 60% to average $6.02 per mcf, up from $3.76 per mcf in 2002 (2001 - $5.16 per mcf), due to market forces of supply and demand in 2003. Lower demand and higher storage levels in the first half of the year impacted natural gas prices in 2002.

The Company uses certain financial instruments to protect against downside commodity prices received on the sale of certain crude oil and natural gas production to ensure adequate resources are available for its capital program. The price realized from the sale of crude oil was reduced by $1.07 per bbl in 2003 compared to $1.46 per bbl in 2002 (2001 - increase of $0.86 per bbl) due to the impact of financial instruments. In addition, the price realized from the sale of natural gas was reduced by $0.19 per mcf in 2003 compared to a reduction of $0.01 per mcf in 2002 (2001 - reduction of $0.29 per mcf) due to the impact of financial instruments. The financial instruments as at December 31, 2003, are summarized in note 10 to the consolidated financial statements.

A comparison of the price received for the Company's North America production is as follows:

                                                 2003         2002        2001
--------------------------------------------------------------------------------
Wellhead Price (1)
  Light crude oil and NGLs (C$/bbl)          $  35.92     $  32.88    $  34.73
  Pelican Lake crude oil (C$/bbl)            $  26.31     $  25.92    $  19.46
  Primary heavy crude oil (C$/bbl)           $  24.70     $  25.40    $  17.64
  Thermal heavy crude oil (C$/bbl)           $  23.85     $  24.12    $  15.20
  Natural gas (C$/mcf)                       $   6.14     $   3.78    $   5.19
--------------------------------------------------------------------------------

(1)  Including financial instruments and transportation costs.


43  Annual Report 2003

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MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


DAILY PRODUCTION, BEFORE ROYALTIES
                                               2003          2002          2001
--------------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbl/d)
North America                               174,895       169,675       166,675
North Sea                                    56,869        38,876        36,252
Offshore West Africa                         10,628         6,784         3,396
--------------------------------------------------------------------------------
Total                                       242,392       215,335       206,323
--------------------------------------------------------------------------------
NATURAL GAS (mmcf/d)
North America                                 1,245         1,204           906
North Sea                                        46            27            12
Offshore West Africa                              8             1            --
--------------------------------------------------------------------------------
Total                                         1,299         1,232           918
--------------------------------------------------------------------------------
PRODUCT MIX
Light crude oil and NGLs                         25%           21%           21%
Pelican Lake crude oil                            5%            7%            9%
Primary heavy crude oil                          15%           14%           16%
Thermal heavy crude oil                           8%            9%           11%
Natural gas                                      47%           49%           43%
--------------------------------------------------------------------------------

The Company's daily crude oil and NGLs production increased 13% or 27,057 bbl/d to average 242,392 bbl/d in 2003, up from 215,335 bbl/d in 2002 (2001 - 206,323 bbl/d). Crude oil and NGLs production in 2003 increased in all segments from the previous year and was in line with production guidance provided.

Crude oil and NGLs production in North America for the year ended December 31, 2003 increased 3% or 5,220 bbl/d to average 174,895 bbl/d, up from 169,675 bbl/d in 2002 (2001 - 166,675 bbl/d). The increase in North America production is attributable to heavy oil drilling and recompletion activity in 2003, property acquisitions in its core operating regions in 2002, and the impact of a full year production from the properties acquired in the Rio Alto acquisition. Crude oil production from the Pelican Lake Field declined as a result of the implementation of the water flood program, which required producing wells to be converted to injectors.

Crude oil production from the North Sea for the year ended December 31, 2003 increased 46% or 17,993 bbl/d to average 56,869 bbl/d, up from 38,876 bbl/d in 2002 (2001 - 36,252 bbl/d). The increase was a result of drilling activities, which focused on unswept oil reserves within the Ninian, Murchison and Columba Fields, recompletion activities where a number of wells were re-entered to access behind pipe reserves, and the continued consolidation of the Company's working interests in the North Sea. Crude oil production from the North Sea in 2003 was also impacted by two unscheduled turnarounds on the Ninian South Platform. Production from the Ninian South Platform was shut in from late March 2003 to late April 2003 in order to replace critical pipework to significantly increase the reliability and integrity of the Platform.

Offshore West Africa crude oil production for the year ended December 31, 2003, increased 57% or 3,844 bbl/d to average 10,628 bbl/d, up from 6,784 bbl/d in 2002 (2001 - 3,396 bbl/d). The increase in crude oil production is due to the commencement of production from the Company's operated Espoir Field, located offshore Cote d'Ivoire, in 2002. In addition, crude oil production increased due to the perforation of the upper zone of the East Espoir structure in the second quarter of 2003, and the completion of the fourth water injection well and two additional producing wells in 2003.

The Company continues to look for opportunities to expand its heavy oil markets. In particular, the Company is testing a 50/50 blend of bitumen and synthetic crude oil called "Synbit". Synbit has similar properties to medium sour crude oil and is expected to decrease the demand for supplies of condensate currently blended with bitumen. The Company is currently marketing 34,000 bbl/d of Synbit to refiners located in the US Midwest and plans to expand this effort throughout 2004 to build a solid new market for both heavy and synthetic crude oil.


[GRAPHIC OMITTED - LINE CHART]              [GRAPHIC OMITTED - LINE CHART]
NATURAL GAS PRODUCTION                      CRUDE OIL AND NGLs
BEFORE ROYALTIES                            PRODUCTION BEFORE ROYALTIES
mmcf/d                                      mbbl/d

        99        721                               99         87
        00        794                               00        174
        01        918                               01        206
        02      1,232                               02        215
        03      1,299                               03        242


44  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Natural gas continues to represent the Company's largest product offering, accounting for 47% of the Company's total production in 2003 compared to 49% of total production in 2002 (2001 - 43%). Natural gas production increased 5% or 67 mmcf/d to average 1,299 mmcf/d, up from 1,232 mmcf/d in 2002 (2001 - 918 mmcf/d). Annual natural gas production was in line with the production guidance provided.

North America accounts for 96% of the Company's natural gas production in 2003, down from 98% in 2002 (2001 - 99%). Overall, natural gas production in North America increased 3% or 41 mmcf/d to average 1,245 mmcf/d, up from 1,204 mmcf/d in 2002 (2001 - 906 mmcf/d). The increase in natural gas production was due to ongoing drilling activities and the acquisition of Rio Alto on July 1, 2002. Natural gas production in 2003 was impacted by steep production declines from the Ladyfern Field. Ladyfern natural gas production decreased 67% or 112 mmcf/d to average 56 mmcf/d, down from 168 mmcf/d in 2002 (2001 - 40 mmcf/d). Production of natural gas was also impacted by the shut in of approximately 11 mmcf/d of the Company's natural gas production in the Athabasca Wabiskaw-McMurray oilsands area pursuant to the decision of the Alberta Energy and Utilities Board ("EUB") effective September 1, 2003.

North Sea natural gas production increased 70% or 19 mmcf/d to average 46 mmcf/d, up from 27 mmcf/d in 2002 (2001 - 12 mmcf/d). The increase was due to the acquisition of additional interests in the Banff Field. Natural gas production from the North Sea in 2004 is expected to decrease due to the implementation of the natural gas re-injection program on the Banff Field to maximize recovery from the reservoir.

Natural gas production in Offshore West Africa increased 7 mmcf/d to average 8 mmcf/d, up from 1 mmcf/d in 2002 (2001 - nil). Production increased due to the completion of the natural gas pipeline in the Espoir Field in the third quarter of 2002. Natural gas production also increased from the previous year due to the perforation of the upper zone of the East Espoir structure in the second quarter of 2003 and the drilling of additional production and injection wells in 2003.


ROYALTIES
                                               2003          2002         2001
-------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                             $    3.79     $    3.42    $    2.22
North Sea                                 $   (0.03)    $    2.30    $    2.10
Offshore West Africa                      $    1.08     $    1.35    $    0.93
Company average                           $    2.77     $    3.16    $    2.17
-------------------------------------------------------------------------------
NATURAL GAS ($/mcf)
North America                             $    1.38     $    0.80    $    1.26
Offshore West Africa                      $    0.13     $    0.15    $      --
Company average                           $    1.32     $    0.78    $    1.25
-------------------------------------------------------------------------------
COMPANY AVERAGE ($/boe)                   $    5.20     $    3.91    $    4.42
-------------------------------------------------------------------------------
PERCENTAGE OF REVENUE (1)(2)
Crude oil and NGLs                                9%           10%           9%
Natural gas                                      21%           21%          23%
-------------------------------------------------------------------------------

(1)  Excludes the impact of financial instruments.
(2)  Transportation costs netted against revenue.

Crude oil and NGLs royalties in North America increased to $3.79 per bbl, up from $3.42 per bbl in 2002 (2001 - $2.22 per bbl), due to certain primary and thermal heavy oil projects reaching payout and becoming subject to higher government royalty rates. The majority of the Company's oil sands projects continue to benefit from reduced royalty rates as a result of the Alberta program to promote development of oil sands resources, which provides a reduced royalty rate until an oil sands project recovers its capital costs.

Effective January 1, 2003, government royalties in the North Sea were eliminated. In 2003, the Company received a refund of royalties related to the Ninian Field. As a result North Sea crude oil royalties recovered $0.03 per bbl as opposed to an expense of $2.30 per bbl in 2002 (2001 - $2.10 per bbl).

Offshore West Africa crude oil royalties decreased to $1.08 per bbl, down from $1.35 per bbl in 2002 (2001 - $0.93 per bbl) due to fluctuations in realized crude oil prices.

Natural gas royalties for the Company increased to $1.32 per mcf, up from $0.78 per mcf in 2002 (2001 - $1.25 per mcf), due to the overall increase in natural gas prices. North America natural gas royalties have a strong correlation to changes in natural gas prices.


45  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


PRODUCTION EXPENSE
                                                2003         2002         2001
--------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
North America                              $    9.14    $    6.73    $    7.05
North Sea                                  $   14.07    $   15.06    $    9.00
Offshore West Africa                       $    8.68    $   13.63    $   21.77
Company average                            $   10.28    $    8.45    $    7.64
--------------------------------------------------------------------------------
NATURAL GAS ($/mcf)
North America                              $    0.57    $    0.55    $    0.50
North Sea                                  $    1.33    $    1.53    $    0.94
Offshore West Africa                       $    1.39    $    1.81    $      --
Company average                            $    0.60    $    0.57    $    0.51
--------------------------------------------------------------------------------
COMPANY AVERAGE ($/boe)                    $    7.15    $    5.99    $    5.69
--------------------------------------------------------------------------------

Production expense increased to $7.15 per boe, up from $5.99 per boe in 2002 (2001 - $5.69 per boe). The increase was primarily related to higher costs associated with operations in North America. North America crude oil and NGLs production expense increased to $9.14 per bbl from $6.73 per bbl in 2002 (2001 - $7.05 per bbl). The increase was mainly a result of higher repair and maintenance costs incurred with regard to property acquisitions as well as costs associated with the conversion and implementation of the Pelican Lake water flood pilots. The increase was also impacted by the cost of fuel gas used in the generation of steam in the Company's thermal oil operations.

North Sea crude oil production expense decreased in 2003 to $14.07 per bbl from $15.06 per bbl in 2002 (2001 - $9.00 per bbl), due to the timing of maintenance work and changes in production volumes on a relatively fixed cost base. Production expense in the North Sea was higher than normal in 2002 due to costs associated with rectifying a natural gas pipeline blockage in the Kyle Field.

Offshore West Africa crude oil production expense decreased to $8.68 per bbl from $13.63 per bbl in 2002 (2001 - $21.77 per bbl) resulting from production increases in the Espoir Field. The Espoir Field commenced operations in the first quarter of 2002. Production expenses are largely fixed in nature and therefore decreased on a per barrel basis as production increased. The higher production expense in 2001 was related to costs associated with the Kiame Field, located offshore Angola, which ceased operations early in 2002.

Natural gas production expense for the year 2003 increased to $0.60 per mcf, up from $0.57 per mcf in 2002 (2001 - $0.51 per mcf). North America natural gas production expense increased to $0.57 per mcf, up from $0.55 per mcf in 2002 (2001 - $0.50 per mcf), as a result of a general increase in service costs associated with increased industry activity.

MIDSTREAM
($ millions)                                       2003        2002        2001
--------------------------------------------------------------------------------
Revenue                                           $  61      $   52      $   27
Operating costs                                      15          14          11
--------------------------------------------------------------------------------
Operating cash flow                                  46          38          16
Depreciation                                          7           8           4
--------------------------------------------------------------------------------
Segment earnings before taxes                     $  39      $   30      $   12
--------------------------------------------------------------------------------

The Company's midstream assets consist of three crude oil pipeline systems and an 84-megawatt cogeneration plant at Primrose where the Company has a 50% working interest. Approximately 85% of the Company's heavy oil production was transported to international liquid pipelines via the 100% owned and operated ECHO Pipeline, the 62% owned and operated Pelican Lake Pipeline and the 15% owned Cold Lake Pipeline, which commenced operations in late 2001. The midstream pipeline assets allow the Company to transport its own production volumes at reduced costs compared to other transportation alternatives as well as earn third party revenue. This transportation control enhances the Company's ability to control the full range of costs associated with the development and marketing of its heavy oil.

Revenue from the midstream assets increased 17% to $61 million, up from $52 million in 2002 (2001 - $27 million). The increase in revenue, operating cashflow and segment earnings before taxes was due to higher electricity prices received in the first quarter of 2003 and increased revenue generated as a result of the expansion of the ECHO Pipeline. The expansion of the ECHO Pipeline was completed in October 2003 and increased capacity to 72 mbbl/d from 58 mbbl/d.


46  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The Cold Lake Pipeline Limited Partnership, in which the Company has a 15% working interest, will be investing $16 million in 2004 to construct new facilities to allow shipment of up to 60,000 bbl/d of Synbit product. The new Synbit product will include light synthetic oil as a blending component to dilute the heavy, tar-like Cold Lake bitumen. The Synbit project will involve construction of two 80,000 barrel storage tanks, pumping facilities and metering equipment on the Cold Lake system. Regulatory approvals have been obtained and construction activity is currently underway.

DEPLETION, DEPRECIATION AND AMORTIZATION (1)
($ millions, except per boe amounts)          2003           2002           2001
--------------------------------------------------------------------------------
North America                               $1,248         $1,033           $746
North Sea                                      268            193            129
Offshore West Africa                            42             80             24
Expense                                     $1,558         $1,306           $899
--------------------------------------------------------------------------------
$/boe                                        $9.30          $8.51          $6.86
--------------------------------------------------------------------------------

(1)  DD&A excludes depreciation on midstream assets.

Depletion, depreciation and amortization ("DD&A") increased in total and per boe to $1,558 million or $9.30 per boe from $1,306 million or $8.51 per boe in 2002 (2001 - $899 million or $6.86 per boe). These increases were due to the higher finding and development costs associated with natural gas exploration in North America, the allocation of the acquisition costs associated with Rio Alto, and future abandonment costs associated with the acquisition of additional interests in the North Sea. In addition, DD&A included the write-off of $12 million of costs associated with the Company's exploration activity in offshore France in 2003. In 2002, DD&A included the write-off of $51 million as a result of the Company's decision to exit from its interests in Block 19, Angola, and from the Aje Field, Nigeria.

ADMINISTRATION EXPENSE
($ millions, except per boe amounts)       2003            2002           2001
--------------------------------------------------------------------------------
Gross cost                               $  262          $  147         $  110
$/boe                                    $ 1.57          $ 0.96         $ 0.84
Net expense                              $   87          $   61         $   38
$/boe                                    $ 0.52          $ 0.40         $ 0.29

Gross administration expense increased to $1.57 per boe from $0.96 per boe in 2002 (2001 - $0.84 per boe) mainly due to higher staffing levels associated with the Company's expanding asset base and costs associated with the Horizon Project. Gross administration expense also increased as a result of higher costs related to the assumption of operatorship of certain fields in the North Sea. Net administration expense, after operator recoveries and capitalized overhead relating to exploration and development in the North Sea and Offshore West Africa as well as the Horizon Project, increased to $0.52 per boe in 2003 from $0.40 per boe in 2002 (2001 - $0.29 per boe).

STOCK-BASED COMPENSATION
($ millions, except per boe amounts)              2003        2002        2001
--------------------------------------------------------------------------------
Stock-based compensation expense                $  200      $   --      $   --
  $/boe                                         $ 1.20      $   --      $   --
--------------------------------------------------------------------------------

In June 2003, the Board of Directors approved an amendment to the Company's Stock Option Plan (the "Option Plan") that provides current employees, officers and directors (the "option holders") with the right to elect to receive common shares or a direct cash payment in exchange for options surrendered. Amendments to the Option Plan balance the need for a long-term compensation program to retain employees with reducing the impact of dilution on current shareholders and the reporting of the expense associated with stock options. Transparency of the cost of the Option Plan is increased since changes in the intrinsic value of outstanding stock options are expensed. The cash payment feature provides option holders with substantially the same benefits and allows them to realize the value of their options through a simplified administration process.

As a result of the amendment to the Option Plan, the Company has recorded a liability at December 31, 2003, of $171 million for expected cash settlements based on the intrinsic value of the outstanding stock options (the difference between the exercise price of the stock options and the market price of the Company's common shares). Compensation expense for 2003 is $200 million ($136 million net of tax). The liability is revalued quarterly to reflect changes in the market price of the Company's common shares and the net change is recognized in net earnings. In 2003, the Company paid $31 million in cash settlements for stock options surrendered.

INTEREST EXPENSE
($ millions, except per boe amounts)            2003         2002        2001
--------------------------------------------------------------------------------
Interest expense                             $   157      $   159     $   138
$/boe                                        $  0.94      $  1.03     $  1.05
Average effective interest rate                  4.7%         4.5%        5.4%
--------------------------------------------------------------------------------


47  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Interest expense decreased to $157 million in 2003 from $159 million in 2002 (2001 - $138 million) due to lower average outstanding debt levels as the Company used excess cash flow generated to repay $740 million of long-term debt in 2003. The impact of the lower debt levels was partially offset by the higher average effective interest rate of 4.7%, up from 4.5% in 2002 (2001 - 5.4%). In addition, the strengthening Canadian dollar reduced the Canadian equivalent interest expense on the Company's US dollar denominated debt. Interest expense decreased to $0.94 per boe in 2003 compared to $1.03 per boe in 2002 (2001 - $1.05 per boe) as a result of the lower average outstanding debt levels and higher production. The Company continues to benefit from the lower short-term interest rates as its fixed-rate debt accounts for only 38% of total debt outstanding after interest rates swaps (see note 10 to the consolidated financial statements) as at December 31, 2003 (2002 - 40%, 2001 - 21%).

FOREIGN EXCHANGE
($ millions)                                         2003       2002       2001
--------------------------------------------------------------------------------
Realized foreign exchange loss (gain)               $   8      $   4       $ (1)
Unrealized foreign exchange (gain) loss              (320)       (35)        64
--------------------------------------------------------------------------------
Total                                               $(312)     $ (31)      $ 63
--------------------------------------------------------------------------------

The Canadian dollar increased to US$0.77 at December 31, 2003, compared to US$0.63 at January 1, 2003, resulting in an unrealized foreign exchange gain on the Company's US dollar denominated debt. The Canadian dollar averaged US$0.71 in 2003, up from US$0.64 in 2002 (2001 - US$0.65).

The majority of the Company's borrowings are denominated in US dollars. At December 31, 2003, the Company's US dollar denominated debt amounted to US$1,965 million compared to US$1,968 million in 2002 (2001 - US$899 million). US dollar denominated debt represented 91% of total debt outstanding at December 31, 2003 (2002 - 76%, 2001 - 53%). Due to the higher proportion of US dollar denominated debt outstanding, the Company's net earnings are more sensitive to fluctuations in the Canadian dollar.

In order to mitigate a portion of the volatility associated with the Canadian dollar, the Company has designated certain US dollar denominated debt as a hedge against its net investment in US dollar based self-sustaining foreign operations. Accordingly, translation gains and losses on this US dollar denominated debt are included in the foreign currency translation adjustment in shareholders' equity in the consolidated balance sheets.

The Company's realized product prices are sensitive to currency exchange rates. Recent increases in the value of the Canadian dollar in relation to the US dollar had a negative impact on the Company's commodity price realized (see Sensitivity Analysis).

TAXES
($ millions, except income tax rates)              2003        2002        2001
--------------------------------------------------------------------------------
Taxes other than income tax
Current                                          $  116      $   53      $   69
Deferred                                             (9)         10          --
--------------------------------------------------------------------------------
Total                                            $  107          63          69
--------------------------------------------------------------------------------
Current income tax
North America - Current income tax               $   43      $   --      $   --
North America - Large Corporations Tax               16          21          15
North Sea                                            23         (19)         62
Offshore West Africa                                 10           6          --
--------------------------------------------------------------------------------
Total                                            $   92      $    8      $   77
--------------------------------------------------------------------------------

Future income tax                                $  339      $  400      $  283
--------------------------------------------------------------------------------
Effective income tax rate                          23.6%       41.6%       35.4%
--------------------------------------------------------------------------------

Taxes other than income tax consist of current and deferred petroleum revenue tax ("PRT"), other international taxes and provincial capital taxes and surcharges. PRT is charged on certain fields in the North Sea at the rate of 50% of net operating income after certain deductions including abandonment expenditures. Taxes other than income tax increased to $107 million or $0.64 per boe in 2003, up from $63 million or $0.41 per boe in 2002 (2001 - $69 million or $0.53 per boe). The increase in taxes other than income tax was mainly due to the higher netback earned in the North Sea as a result of higher crude oil prices and higher production levels. North Sea PRT accounts for $97 million or $0.58 per boe in 2003 compared to $51 million or $0.33 per boe in 2002 (2001 - $59 million or $0.45 per boe).

Current income tax in the North Sea increased to $23 million or $0.14 per boe, up from a recovery of $19 million or $0.13 per boe in 2002 (2001 - expense of $62 million or $0.47 per boe). The increase in the current income tax expense was a result of increased production and higher crude oil prices. The North Sea current income tax was also impacted by changes in the tax rules in the North Sea. In 2002, a supplementary charge of 10% on


48 CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


profits from UK North Sea crude oil and natural gas production was introduced. The North Sea supplementary charge, which took effect April 17, 2002, is in addition to the corporate income tax rate of 30% and excludes any deduction for financing costs. In addition, the first year capital allowance rate for plant and machinery expenditures was increased to 100% from the previous rate of 25%.

Taxable income from the conventional crude oil and natural gas business in Canada is generated by partnerships and the related income taxes will be payable in the following year. Current income taxes have been provided on the basis of the corporate structure and available income tax deductions. No current income tax provision was required for North America in 2002 and 2001.

The Company is liable for the payment of Federal LCT. LCT decreased to $16 million or $0.09 per boe from $21 million or $0.14 per boe (2001 - $15 million or $0.11 per boe) as a result of the Company being taxable and paying the Federal corporate surtax.

In 2003, the Canadian Federal Government passed legislation to eliminate the federal Large Corporations Tax ("LCT") over a five-year period starting January 1, 2004. The LCT was levied at a rate of 0.225% of the Company's taxable capital employed in Canada in 2003 (2004 - 0.2%). The Federal Government also passed legislation to reduce the corporate income tax rate on income from resource activities from 28% to 21% over a five-year period starting January 1, 2003, bringing the resource industry in line with the general corporate income tax rate. As part of the corporate income tax rate reduction, the legislation also provides for the elimination of the existing 25% resource allowance and the introduction of a deduction for actual provincial and other crown royalties paid. As a result of these changes, the future income tax liability in North America was decreased by $247 million in 2003. In 2003 the North America future income tax liability was also reduced by $31 million as a result of a reduction in the Alberta corporate income tax rate (2002 - $21 million, 2001 - $63 million).

The Company's future income tax provision for 2003 decreased to $339 million ($2.02 per boe), down from $400 million ($2.61 per boe) in 2002 (2001 - $283 million or $2.02 per boe) due to changes noted above. In 2002, the future income tax liability in the North Sea was increased by $34 million as a result of the introduction in the UK of a 10% supplementary charge on profits from North Sea crude oil and natural gas production. The increase in the North Sea future income tax liability was partially offset by a $21 million decrease in the North America future income tax liability as a result of a reduction in the Alberta provincial corporate income tax rate in the second quarter of 2002. Future income taxes also increased in 2002 because of the increased capital allowance rates in the North Sea, resulting in a lower current tax expense and a higher future income tax expense.

The Company's effective tax rate decreased to 23.6% for 2003 from 41.6% for 2002 (2001 - 35.4%) as a result of the reductions in the Federal and Alberta corporate income tax rates in 2003.

It is anticipated that, based on the current availability of approximately $4 billion of tax pools in Canada at the end of 2003 and current commodity strip prices, the Company will be cash taxable in Canada in 2004 in the amount of $100 million to $175 million.

LIQUIDITY AND CAPITAL RESOURCES
($ millions, except ratios)                                              2003         2002         2001
--------------------------------------------------------------------------------------------------------
Working capital deficit (1)                                            $  505       $   14       $    6
Long-term debt                                                          2,645        4,074        2,669
--------------------------------------------------------------------------------------------------------
Net debt                                                               $3,150       $4,088       $2,675
--------------------------------------------------------------------------------------------------------
Shareholders' equity
Preferred securities                                                   $  103       $  126       $  127
Share capital                                                           2,353        2,304        1,698
Retained earnings                                                       3,644        2,414        1,908
Foreign currency translation adjustment                                    17           24           73
--------------------------------------------------------------------------------------------------------
Total                                                                  $6,117       $4,868       $3,806
--------------------------------------------------------------------------------------------------------
Debt to cash flow (1)                                                    0.9X         1.8x         1.4x
Debt to EBITDA (1)(2)(3)                                                 0.8X         1.6x         1.3x
Debt to book capitalization (1)                                          31.6%        45.6%        41.2%
Debt to market capitalization (1)                                        24.2%        38.9%        34.9%
After tax return on average common shareholders' equity (2)              25.7%        13.8%        18.8%
After tax return on average capital employed (2)                         16.7%         8.9%        12.0%
========================================================================================================

(1)  Includes current portion of long-term debt.
(2)  Based on trailing 12-month activity.
(3)  Earnings before interest, taxes, depletion, depreciation and amortization.

The Company recognizes the need for a strong financial position in order to withstand volatile crude oil and natural gas commodity prices and the operational risks inherent in the crude oil and natural gas business environment.


49  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


LONG-TERM DEBT

Long-term debt including current portion at December 31, 2003, decreased $1,269 million from the prior year. The decrease resulted in a debt to EBITDA ratio of 0.8x and a debt to book capitalization of 31.6% compared to a debt to EBITDA ratio of 1.6x and a debt to book capitalization of 45.6% in 2002. These ratios are currently below the Company's guidelines for balance sheet management of debt to EBITDA of 1.5x to 2.0x and debt to book capitalization of 40% to 45%.

At December 31, 2003, the Company had:

o    Approximately $1.6 billion of available unused bank credit facilities;

o    A fixed / floating interest rate mix of 38% / 62%;

o    An average cost of borrowing of approximately 4.7%;

o    91% of borrowings denominated in US dollars; and

o 91% of total long-term debt as non-bank-based borrowing with an average maturity of 14.6 years.

In 2003, $740 million of long-term debt was repaid. Long-term debt was also reduced by an additional $529 million as a result of foreign exchange gains on US dollar denominated debt. Higher than budgeted prices received for the Company's products during 2003 resulted in increased cash flow over the budget established in late 2002. Early in 2003, the Company decided to allocate a minimum of 50% of its cash flow surplus toward debt repayment. The remaining excess was directed to the Company's authorized share buy-back program and additional expenditures on conventional crude oil and natural gas opportunities. The largest portion of the additional capital expenditures took place in the fourth quarter of 2003 and accordingly did not add materially to the Company's 2003 average production volumes.

In May 2003, the Company filed a short form prospectus that allows for the issue of up to US$2 billion of debt securities in the United States until June 2005. If issued, these securities will bear interest as determined at the date of issuance. In addition, the Company maintains a shelf prospectus in Canada for the offering of up to $1 billion of medium-term notes in Canada. If issued, these securities will bear interest as determined at the date of issuance. Future offerings under the shelf prospectuses will provide flexibility to the Company's debt investment base, extend maturities and provide balance in the fixed to floating interest rate mix.

In May 2003, the Company prepaid the US$50 million, 6.50% senior unsecured notes due May 1, 2008. The final principal repayment on the 6.95% senior unsecured notes was made September 30, 2003.

The ratings of the Company's debt securities and its relationships with principal banks are extremely important to the Company as it continues to expand and grow. Hence, the Company's management will continually undertake to maintain a strong balance sheet and financial position. The Company's debt securities are rated "Baa1" by Moody's Investor Services Inc., "BBB+" by Standard & Poors Corporation and "BBB(high)" by Dominion Bond Rating Services Limited. As at December 31, 2003, the Company had unsecured bank credit facilities of $1,925 million compared to $2,275 million at the close of 2002 (2001 - $1,840 million). During 2003, the Company repaid and cancelled a $500 million acquisition term credit facility.

With respect to the Horizon Project, financing of the first phase of development will be guided by the competing principles of retaining as much direct ownership interest as possible while maintaining current strong debt ratings and not issuing additional equity in common shares. The Company is also investigating the use of long-term commodity hedges in order to reduce cash flow risks during the construction phase. The Company could also look to offload capital commitments through the acceptance of complementary business partners, or potentially, project joint venture partners. Recent commodity price increases have significantly strengthened the balance sheet of the Company, thereby placing it in a better position to achieve all three of its guiding principles.

SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. As at December 31, 2003 and 2002, there were 134 million common shares outstanding. In addition, the Company is also authorized to issue 200,000 Class 1 preferred shares. There were no preferred shares outstanding during these periods.

During 2003, the Company issued 2,690 thousand common shares from the exercise of stock options for proceeds of $89 million. In addition, 2,735 thousand common shares were purchased for cancellation under the Normal Course Issuer Bid for a total cost of $144 million, resulting in 45 thousand fewer outstanding common shares than at the beginning of the year.

In 2002, the Company issued 10 million common shares at an attributed value of $522 million as part of the consideration to acquire Rio Alto. A further 2,523 thousand common shares were issued from the exercise of stock options throughout 2002 for proceeds of $82 million. The Company issued 60,000 flow-through common shares to a Director of the Company at a price of $39.00 per common share, for total proceeds of $2 million net of tax. The value of the flow-through common shares was determined based on the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the allotment.


50  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


In January 2004, the Company renewed its Normal Course Issuer Bid allowing it to purchase up to 6,690,385 common shares or 5% of the Company's outstanding common shares on the date of announcement, during the 12-month period beginning January 24, 2004, and ending January 23, 2005. As at February 19, 2004, the Company has not purchased any additional shares under the renewed Normal Course Issuer Bid.

The Company's Board of Directors has approved an increase in the annual dividend paid by the Company to $0.80 per common share in 2004, up from the previous level of $0.60 per common share. The 33% increase recognizes the stability of the Company's increased cash flow and provides a further return to shareholders. This is the fourth consecutive year in which the Company has paid dividends and the third consecutive year of an increase in the distribution paid to its shareholders. The increased dividend will become effective with the quarterly payment of $0.20 per common share to be paid on April 1, 2004.

The Company declared dividends on common shares in the amount of $81 million or $0.60 per common share during the year ended December 31, 2003, up from $64 million or $0.50 per common share in 2002 (2001 - $49 million, $0.40 per common share).

In order to increase the liquidity of its common shares, the Board of Directors will recommend to its shareholders to subdivide the Company's common shares on a two for one basis, which will result in an increase in the Company's total outstanding common shares to approximately 268 million common shares. This recommendation will be voted on by the shareholders at the Annual and Special Meeting of Shareholders to be held on May 6, 2004. As at February 19, 2004, the Company has 134,063,267 common shares outstanding.

OFF BALANCE SHEET ARRANGEMENTS AND FINANCIAL INSTRUMENTS

The Company has operating leases in place on a variety of equipment. These operating leases require periodic lease payments, which are recorded as production expenses. The Company also utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.

The Company enters into commodity price contracts to hedge anticipated sales of crude oil and natural gas production in order to protect cash flow for capital expenditure programs. Gains or losses on these contracts are included in crude oil and natural gas revenue at the time of sale of the related product. Foreign exchange translation gains and losses on foreign currency denominated financial instruments used to hedge future US dollar denominated crude oil and natural gas sales are recognized in revenue at the time of sale of the related product. The Company inherited a foreign currency swap agreement from Rio Alto that hedges a foreign currency denominated long-term debt instrument through an offsetting forward exchange contract. The foreign exchange translation gains and losses on the financial instrument are used to offset the respective translation gains and losses recognized on the long-term debt. The Company enters into interest rate swap agreements to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Gains or losses on these financial instruments are included in interest expense when realized. The related amount receivable from or payable to counterparties is included as an adjustment to accrued interest in the consolidated balance sheets. Realized gains and losses on the termination of financial instruments that have been accounted for as hedges are deferred under non-current assets or liabilities on the consolidated balance sheets and recognized in net earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any unrealized gain or loss is recognized in net earnings. The fair value of these financial instruments is disclosed in note 10 to the consolidated financial statements.

COMMITMENTS

The Company has various commitments primarily related to debt, operating leases and demand charges on firm transportation agreements. The following table summarizes the Company's commitments as at December 31, 2003.

($ millions)                                      2004          2005          2006          2007          2008    Thereafter
-----------------------------------------------------------------------------------------------------------------------------
Natural gas transportation                      $  180        $  169        $  143        $  103        $   77        $  194
Crude oil transportation and pipeline           $   15        $   13        $   13        $   15        $   13        $  167
Offshore equipment operating lease              $  169        $  129        $   75        $   75        $   75        $  367
Electricity                                     $   28        $   27        $   27        $   --        $   --        $   --
Office lease                                    $   20        $   20        $   19        $   17        $   16        $   50
Processing                                      $    6        $    5        $    2        $   --        $   --        $   --
Preferred securities                            $   --        $   --        $   --        $   --        $   --        $  103
Long-term debt                                  $  184        $  194        $   --        $  165        $   40        $1,978
-----------------------------------------------------------------------------------------------------------------------------



51  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

CAPITAL EXPENDITURES
($ millions)                                                   2003                 2002                 2001
----------------------------------------------------------------------------------------------------------------
BUSINESS COMBINATIONS                                        $   --               $2,393               $   --
----------------------------------------------------------------------------------------------------------------
EXPENDITURES ON PROPERTY, PLANT AND EQUIPMENT
Net property acquisitions                                    $  336               $  440               $  519
Land acquisition and retention                                  154                  114                  101
Seismic evaluations                                              77                   63                   95
Well drilling, completion and equipping                       1,194                  626                  635
Pipeline and production facilities                              522                  292                  395
----------------------------------------------------------------------------------------------------------------
TOTAL NET RESERVE REPLACEMENT EXPENDITURES                    2,283                1,535                1,745
Horizon Oil Sands Project                                       152                   68                   27
Midstream                                                        11                   20                   97
Abandonments                                                     40                   43                   10
Head office                                                      20                   10                    6
----------------------------------------------------------------------------------------------------------------
TOTAL NET CAPITAL EXPENDITURES                               $2,506               $1,676               $1,885
----------------------------------------------------------------------------------------------------------------
BY SEGMENT (excluding business combinations)
North America                                                $1,815               $1,065               $1,459
North Sea                                                       342                  333                   98
Offshore West Africa                                            186                  190                  204
Horizon Project                                                 152                   68                   27
Midstream                                                        11                   20                   97
----------------------------------------------------------------------------------------------------------------
Total                                                        $2,506               $1,676               $1,885
----------------------------------------------------------------------------------------------------------------

The Company's strategy is focused on continuing to build a diversified asset base that is balanced between products, namely natural gas, light oil, Pelican Lake oil, primary heavy oil and thermal heavy oil.

Capital expenditures were $2,506 million in 2003 compared to $1,676 million in 2002, excluding the acquisition of Rio Alto (2001 - $1,885 million). North America accounted for 79% of total capital expenditures, up from 69% in 2002 (2001 - 84%). In 2003, the Company's drilling activity increased 199% with the drilling of 1,353 net wells (excluding stratigraphic test/service wells), up from 453 net wells drilled in 2002 (2001 - 739 net wells). The Company drilled 777 net natural gas wells, up 380% from the 162 net wells in 2002 (2001 - 476 net wells) and 458 net crude oil wells, up 73% from the 264 net wells in 2002 (2001 - 231 net wells). In addition, during 2003 the Company drilled 440 net stratigraphic test/service wells on the oil sands leases in the Horizon Project and in North Alberta.

North America 2003 drilling was focused in the Company's heavy crude oil areas of North Alberta (315 net wells), its shallow natural gas area in South Alberta (417 net wells) and its natural gas area in Northwest Alberta (98 net wells). North America capital expenditures also included the expansion of the Company's Primrose properties, where 41 wells were drilled in 2003. Steaming commenced in early 2004 and production from these wells is expected in mid-2004.

North America capital expenditures include the acquisition of the West Stoddart natural gas plant. The West Stoddart natural gas plant is located 50 kilometres northwest of Fort St. John, British Columbia and has a processing capacity of 120 mmcf/d.

Capital expenditures also included work on the Horizon Project, where the DBM was completed. The Company also completed construction work on the access road and three bridges. Work on the EDS, the third and final stage of engineering work, has commenced and is expected to be completed by mid-2004. The Alberta Energy and Utilities Board and Alberta Environment, in co-operation with other provincial and federal regulatory agencies, have deemed the application for the Horizon Project as being complete.

In 2003, North Sea capital expenditures included the drilling of 18 wells focusing on targeting reserves stranded against faults within the Ninian and Murchison Fields. The Company further consolidated its ownership interests to 87.6% in the Banff Field, located in the Central North Sea, by acquiring an additional 31.7% working interest and assuming operatorship. In addition, the Company was the successful bidder on six new exploration licenses at the UK Government's 21st Seaward Licensing Round. These blocks provide for additional exploration lands adjacent to the Ninian hub in the northern North Sea. In 2003, a satellite pool was drilled off the Murchison platform but encountered no hydrocarbons and an unsuccessful exploration well was drilled offshore France.


52  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


Offshore West Africa capital expenditures included the continued development of the Espoir Field located offshore Cote d'Ivoire with the perforation of the upper zone of the East Espoir structure during the second quarter of 2003. Also in the second quarter of 2003, a successful well was drilled in the Acajou satellite pool. Development of the Baobab Field continues with four major contracts being awarded in 2003 for the drilling; supply of subsea Xmas trees, manifolds, flowlines, controls and associated equipment; supply of pipelines, risers and installation of all of the subsea equipment; and the supply and operation of a floating production, storage and offtake vessel. The drilling of the water injection and production wells commenced in the fourth quarter of 2003 and production from the Baobab Field is expected to commence in mid-2005. Construction of the floating production, storage and offtake vessel is currently underway. In 2003, the first of several potential exploration targets located on Block 16, offshore Angola was drilled. The well, Zenza-1, in which the Company has a 50% working interest, was drilled for a total cost of US$17 million, and although the well encountered reservoir quality sands and shows of hydrocarbons, it was not in sufficient amounts to be commercial. Accordingly, the well has been plugged and abandoned. The results of the well will be integrated into the geological model for Block 16 and a second exploratory well will be drilled in 2005.

ENVIRONMENT

The Company's environmental management plan and operating guidelines focus on minimizing the impact of field operations while meeting regulatory requirements and corporate standards. The Company, as part of this plan, has implemented a proactive program that includes:

o An annual internal environmental compliance audit and inspection program of our operating facilities;

o An aggressive suspended well inspection program to support future development or eventual abandonment;

o Appropriate reclamation and decommissioning standards for wells and facilities ready for abandonment;

o    An effective surface reclamation program;

o    A progressive due diligence program related to groundwater monitoring;

o    A rigorous program related to preventing and reclaiming spill sites;

o    A solution gas reduction and conservation program; and

o    A program to replace all fresh water for steaming with brackish water.

The Company has also established stringent operating standards in four areas:

o Using water-based, environmentally friendly drilling muds whenever possible;

o Implementing cost effective ways of reducing greenhouse natural gas emissions per unit of production;

o Exercising care with respect to all waste produced through effective waste management plans; and

o Minimizing produced water volumes onshore and offshore through cost-effective measures.

In 2003, the Company's capital expenditures included $40 million of abandonment expenditures, down from $43 million in 2002 (2001 - $10 million).

ESTIMATED FUTURE SITE RESTORATION LIABILITY ($ millions)        2003       2002
--------------------------------------------------------------------------------
North America                                                $ 1,491    $ 1,206
North Sea                                                        764        745
Offshore West Africa                                              26         35
--------------------------------------------------------------------------------
                                                               2,281      1,986
North Sea PRT recovery                                          (331)      (305)
--------------------------------------------------------------------------------
                                                             $ 1,950    $ 1,681
--------------------------------------------------------------------------------

The estimate of the future site restoration liability is based on estimates of future costs to abandon and restore the wells, production facilities and offshore production platforms. There are numerous factors that affect these costs including such things as the number of wells drilled, well depth and the specific environmental legislation. The estimated costs are based on engineering estimates using current costs and technology in accordance with present legislation and industry practice. It is important to note that the future abandonment costs to be incurred by the Company in the North Sea will result in an estimated recovery of PRT of $331 million (2002 - $305 million), as abandonment costs are an allowable deduction in determining PRT and may be carried back to reclaim PRT previously paid. The PRT recovery reduces the net abandonment liability of the Company to $1,950 million (2002 - $1,681 million). The Company's strategy in the North Sea consists of developing commercial hubs around its core operated properties with the goal of increasing production, lowering costs and extending the economic lives of its production facilities, thereby delaying the eventual abandonment dates.


53  ANNUAL REPORT

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


KYOTO PROTOCOL

In December 2002, the Canadian Federal Government ratified the Kyoto Protocol ("Kyoto"). The Company continues to work with departments of the Federal and Provincial governments as legislation and regulatory mechanisms to address the issue of climate change develop. There continues to be uncertainty about the ratification of Kyoto, as certain countries have not yet committed to this treaty. The Company plans to proceed on the assumption that new Canadian legislative and regulatory climate change frameworks will be implemented regardless of the fate of Kyoto. The Federal Government has addressed the uncertainty around the ratification and implementation of Kyoto by providing the oil and gas sector with limits on the cost for large industrial emitters until 2012. For long-term, capital intensive investments, such as the Horizon Project, it is essential for the Company to understand the cost implications associated with the climate change policies beyond 2012. To address these concerns, the Federal Government outlined eight principles that would guide them in its negotiations and policies for the post 2012 years. On the basis of these principles, the Company will continue to work on the development plan of the Horizon Project. Accordingly, the Company will continue to develop strategies that will enable it to deal with the risks and opportunities associated with new climate change policies. In addition, the Company will work with relevant parties to ensure that new policies encourage innovation, energy efficiency, targeted research and development while not impacting Canada's competitive position.

OIL AND NATURAL GAS RESERVES

The Company retains qualified independent petroleum engineering consultants, Sproule Associates Limited ("Sproule"), to evaluate 100% of the Company's proved and probable crude oil and natural gas reserves and prepare Evaluation Reports on the Company's total reserves. The Company has been granted an exemption from the recently adopted National Instrument 51-101 -- Standards of Disclosure for Oil and Gas Activities ("NI 51-101") which prescribes standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute United States Securities and Exchange Commission ("SEC") requirements for certain disclosures required under NI 51-101. The primary difference between the two standards is the additional requirement under NI 51-101 to disclose proved and probable reserves and future net revenues using forecast prices and costs. The Company has elected to disclose proved reserves using constant prices and costs as mandated by the SEC and has also provided proved and probable reserves under the same parameters as voluntary additional information. Another difference between the two standards is in the definition of proved reserves. As discussed in the Canadian Oil and Gas Evaluation Handbook ("COGEH"), the standards which NI 51-101 employs, the difference in estimated proved reserves based on constant pricing and costs between the NI 51-101 and SEC standards is not material.

The Company's Reserves Committee has met with Sproule and carried out independent due diligence procedures with Sproule as to the Company's reserves.

Additional reserve disclosure is contained in the supplementary oil and gas information and the Company's Annual Information Form.

SUBSEQUENT EVENT

In February 2004, the Company announced the acquisition of certain resource properties in its North Alberta core region, collectively known as the Petrovera Partnership ("Petrovera"), for $467 million. Current production from the acquired properties is approximately 27,500 bbl/d of heavy oil and 9 mmcf/d of natural gas. Strategically, the acquisition fits with the Company's objective of dominating its core areas and related infrastructure. The Company expects to achieve operating cost reductions through synergies with its existing facilities including additional throughput in its 100% owned ECHO Pipeline.

RISKS AND UNCERTAINTIES

The Company is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil and natural gas. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; financial risk of marketing reserves at an acceptable price given current market conditions; cost of capital risk associated with securing the needed capital to carry out the Company's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environmental impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and credit risk of non-payment for sales contracts or non-performance by counterparties to contracts.

The Company uses a variety of means to help minimize these risks. The Company maintains a comprehensive insurance program to reduce risk to an acceptable level and to protect it against significant losses. Operational control is enhanced by focusing efforts on large core regions with high working interests and by assuming operatorship of all key facilities. Product mix is diversified, ranging from the production of natural gas to the production of crude oil of various grades. The Company believes this diversification reduces price risk when compared with over-leverage to one commodity. Sales of crude oil and natural gas are aimed at various markets to ensure that undue exposure to any one market does not exist. Financial instruments are utilized to help ensure targets are met and to manage commodity prices, foreign currency rates and interest rate exposure. The Company minimizes credit risks by entering into sales contracts and financial derivatives with only highly rated entities and financial institutions. In addition, the Company reviews its exposure to individual companies on a regular basis, and where appropriate ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default.

The Company's current position with respect to its financial instruments is detailed in note 10 to the consolidated financial statements. The arrangements and policies concerning the Company's financial instruments are under constant review and may change depending upon the prevailing market conditions.


54  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The Company's capital structure mix is also monitored on a continual basis to ensure that it optimizes flexibility, minimizes cost and offers the greatest opportunity for growth. This includes the determination of a reasonable level of debt and any interest rate exposure risk that may exist.

The Company continues to employ an Environmental Management Plan (the "Plan") to ensure the welfare of its employees, the communities in which it operates, and the environment as a whole. Environmental protection is of fundamental importance and is undertaken in accordance with guiding principles approved by the Company's Board of Directors. A detailed copy of the Company's Plan is presented to, and reviewed by, the Board of Directors annually. The Plan is updated quarterly at the Directors' meetings.

CRITICAL ACCOUNTING ESTIMATES

Management is often required to make judgements, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A comprehensive discussion of the Company's significant accounting policies is contained in note 1 to the consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

FULL COST ACCOUNTING

The Company follows the full cost method of accounting for oil and natural gas properties and equipment as prescribed by the Canadian Institute of Chartered Accountants ("CICA"). Accordingly, all costs relating to the exploration for and development of oil and natural gas reserves are capitalized and accumulated in country-by-country cost centres. The capitalized costs and future capital costs related to each cost centre from which there is production are depleted on the unit-of-production method based on the estimated proved reserves of that country. Capitalized costs in each cost centre may not exceed the sum of undiscounted future net revenues from proved properties and the cost of unproved properties, net of provision for impairment, less estimated future financing and administrative expenses and income taxes (the "ceiling test"). If the net capitalized costs of a cost centre are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be charged as an expense against net earnings. Proceeds on disposal of properties are ordinarily deducted from such costs without recognition of profit or loss except where such disposal constitutes a significant portion of the Company's reserves in that country.

The alternate acceptable method of accounting for oil and natural gas properties and equipment is the successful efforts method. A major difference in applying the successful efforts method is that exploratory dry holes and geological and geophysical exploration costs would be charged against net earnings in the year incurred rather than being capitalized to property, plant and equipment. In addition, under this method cost centres are defined based on reserve pools rather than by country.

OIL AND NATURAL GAS RESERVES

The Company retains independent petroleum engineering consultants Sproule to evaluate the Company's proved and probable oil and natural gas reserves. In 2003, Sproule evaluated 100% of the Company's reserves.

The estimation of reserves involves the exercise of judgement. Forecasts are based on engineering data, future prices, expected future rates of production and the timing of future capital expenditures, all of which are subject to many uncertainties and interpretations. The Company expects that over time its reserve estimates will be revised upward or downward based on updated information such as the results of future drilling, testing and production levels. Reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A revision to the reserve estimate could result in a higher or lower DD&A charge to net earnings. Downward revisions to reserve estimates could also result in a write-down of oil and natural gas property, plant and equipment under the ceiling test.

FUTURE SITE RESTORATION

The Company provides for the estimated future dismantlement, site restoration and abandonment costs of oil and natural gas properties using the unit-of-production method. Future site restoration costs for processing and production facilities are provided for using the straight-line method over their estimated lives. The annual provision is included in depletion, depreciation and amortization. The estimated site restoration costs are based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number of wells drilled, well depth and area specific environmental legislation. These estimates are reviewed regularly and could impact the DD&A rate used by the Company. A revision to these estimated future costs could result in a higher or lower DD&A expense charged to net earnings.

STOCK-BASED COMPENSATION

The Company's Option Plan provides for granting of stock options to directors, officers and employees. Stock options granted under the Option Plan have a maximum term of six years to expiry and vest equally over a five-year period starting on the first anniversary date of the grant. The exercise price of each stock option granted is determined as the closing market price of the common shares on the Toronto Stock Exchange on the day prior to the day of the grant. Each stock option granted permits the holder to purchase one common share of the Company at the stated exercise price. In June 2003, the Company approved a modification to its Option Plan. In lieu of receiving common shares, the stock option holder has the right to elect to receive a cash payment equal to the difference between the exercise price of the stock option and the market price of the Company's common shares on the date of surrender, multiplied by the number of common shares covered by the stock options surrendered.


55  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The modification to the Option Plan was accounted for prospectively and for the year ended December 31, 2003, the Company recorded compensation expense of $200 million. As at December 31, 2003, the total liability for expected cash settlements under the Option Plan is $171 million, of which $130 million is included as a current liability. During the year ended December 31, 2003, cash payments of $31 million were made for 1,337,398 stock options surrendered.

NEW ACCOUNTING STANDARDS

FULL COST ACCOUNTING

In September 2003, the CICA issued Accounting Guideline 16 "Oil and Gas Accounting - Full Cost". The Guideline modifies the ceiling test, which limits the aggregate capitalized costs that may be carried forward to future periods. Specific new guidance was provided on several issues, including the frequency of conducting cost centre impairment tests, the testing for cost centre recoverability and the method of determining fair value. The Guideline recommends that cost centre impairment tests should be conducted at each annual balance sheet date. Recovery of costs is tested by comparing the carrying amount of the oil and natural gas assets to the undiscounted cash flows from those assets using proved reserves and expected future prices and costs. If the carrying amount exceeds the recoverable amount, then impairment should be recognized on the amount by which the carrying amount of the assets exceeds the present value of expected cash flows using proved and probable reserves and expected future prices and costs. The effective date of the Guideline is for fiscal years beginning on or after January 1, 2004, with early adoption recommended. This guideline will apply to the ceiling test relating to the impairment of the Company's property, plant and equipment. Adoption of this standard would not have had an impact on the Company's consolidated financial statements for the year ended December 31, 2003.

ASSET RETIREMENT OBLIGATIONS

In January 2003, the CICA issued Section 3110 "Asset Retirement Obligations". The Section requires the recognition of the fair value of the retirement obligation for related long-term assets as a liability. Retirement costs equal to the retirement obligation are capitalized as part of the cost of the associated capital asset and amortized to expense through depletion over the life of the asset. In subsequent periods, the liability is adjusted for the passage of time and any changes in the amount or timing of the underlying future cash flows. This standard will be adopted retroactively effective January 1, 2004, and prior period comparative balances will be restated. Adoption of the standard will have the following effects on the Company's financial statements:

($ millions)                                                     January 1, 2004
--------------------------------------------------------------------------------
Consolidated balance sheet
  Increase property, plant and equipment                                $ 445
  Increase asset retirement obligation                                  $ 450
  Increase future income tax liability                                  $   3
  Decrease foreign currency translation adjustment                      $ (14)
  Increase retained earnings                                            $   6
--------------------------------------------------------------------------------

The Company's pipelines and co-generation plant have indeterminant lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. The asset retirement obligation for these assets will be recorded in the year in which the lives of the assets are determinable.

HEDGING RELATIONSHIPS

In December 2001, the CICA issued Accounting Guideline 13, "Hedging Relationships". The effective date of this Guideline was deferred to fiscal years beginning on or after July 1, 2003. The Guideline addresses the types of items that qualify for hedge accounting, the formal documentation required to enable the use of hedge accounting and the requirement to evaluate hedges for effectiveness. The Guideline does not specify how hedge accounting should be applied but does require financial instruments that are not designated as hedges be recorded at fair value on the Company's consolidated balance sheet, with changes in fair value recorded in earnings. This Guideline will be adapted prospectively effective January 1, 2004 and will have the following effects on the Company's financial statements:

($ millions)                                                   January 1, 2004
--------------------------------------------------------------------------------
Consolidated balance sheet
  Increase derivative financial instruments asset                         $ 16
  Increase future income tax liability                                    $  7
  Increase deferred revenue                                               $  9
--------------------------------------------------------------------------------

OUTLOOK

The Company continues its strategy of maintaining a large portfolio of varied projects, which enables the Company over an extended period of time to provide consistent growth in production and high shareholder returns. Annual budgets are developed, scrutinized throughout the year and changed if necessary in the context of project returns, product pricing expectations, and balance in project risk and time horizons. The Company maintains a high ownership level and operatorship level in all of its properties and can therefore control the nature, timing and extent of capital expenditures in each of its project areas.

The Company expects production levels in 2004 to average 1,320 to 1,395 mmcf/d of natural gas and 245,000 to 265,000 bbl/d of crude oil and NGLs, taking into account the Petrovera acquisition. First quarter 2004 production guidance for natural gas is 1,285 to 1,315 mmcf/d of natural gas and 263,000 to 283,000 bbl/d of crude oil and NGLs.


56  CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The budgeted capital expenditures in 2004 are currently expected to be as follows:

($ millions)                                                       2004 Budget
--------------------------------------------------------------------------------
North America natural gas                                     $           900
North America crude oil and NGLs                                          550
North Sea crude oil and NGLs                                              300
Offshore West Africa crude oil and NGLs                                   290
Property acquisitions and midstream                                       510
--------------------------------------------------------------------------------
                                                                        2,550
Horizon Project (1)                                                 200 - 400
--------------------------------------------------------------------------------
Total                                                         $ 2,750 - 2,950
--------------------------------------------------------------------------------

(1) Expenditure level is dependent upon timing of regulatory and Board of Director approvals.

In 2004, the Company expects to drill approximately 706 net natural gas wells, 274 net crude oil wells and 321 stratigraphic test/service wells. The 2004 North America natural gas program will be highlighted by expanded drilling programs in the Northwest Alberta and Northeast British Columbia core regions as follows:

(number of wells)                                                  2004 Budget
--------------------------------------------------------------------------------
Northeast British Columbia                                                 172
Northwest Alberta                                                          145
North Alberta                                                              183
South Alberta                                                              206
--------------------------------------------------------------------------------
Total                                                                      706
--------------------------------------------------------------------------------

The Company continues the disciplined development of its heavy crude oil resources. These reserves will be developed as heavy crude oil markets permit. The 2004 drilling program consists of 110 conventional heavy crude oil wells, 51 thermal heavy crude oil wells, 43 light crude oil wells and 43 Pelican Lake crude oil wells. At Pelican Lake, the Enhanced Oil Recovery waterflood test program was a success and as such, the Company will begin the phased roll out of the waterflood with approximately 20% of the field being under waterflood by the end of 2004. The waterflood will stabilize production, but will require a further 63 Pelican Lake productive wells to be converted from producers to water injectors.

Based upon the capital expenditure budget, the Company expects to incur Canadian current income tax expense in 2004 of $100 to $175 million.

The 100% owned and operated Horizon Project is expected to be built in three phases and produce approximately 232,000 bbl/d of light, sweet synthetic crude oil. In 2004, the third phase of engineering, EDS, is expected to be completed. In addition, the financing plan will be optimized and finalized by the third quarter of 2004. The 2004 capital budget for the Horizon Project will be phased in over the year and is dependent upon regulatory approval and cost estimates. Regulatory review for the environmental assessment of the Horizon Project was conducted in September 2003 and the Company received approval from the review panel in January 2004. Final regulatory approvals are expected in the first half of 2004. With final regulatory approval, the completion of the EDS and confirmation of cost estimates, Board of Director approval will be sought in late 2004. Depending upon the timing of final approval, a total of $200 to $400 million is budgeted for the Horizon Project in 2004. The Company anticipates that 80% of the detailed engineering will be completed before it commits to the construction of the Horizon Project.

The capital budget in 2004 for the North Sea is $300 million and includes the drilling of approximately 13 crude oil wells, implementing a secondary recovery natural gas injection scheme at Banff, optimizing Ninian and Murchison waterfloods, and building on the successful 2003 recompletion program. Average crude oil production is expected to remain relatively consistent with current production levels; however, natural gas volumes will be lower as natural gas sales at Banff are diverted to reinjection.

In 2004, the capital budget for Offshore West Africa is set at $290 million, of which the Company anticipates $220 million to be spent on the continuing development of the Baobab Field in Cote d'Ivoire. The remainder will be spent on the pre-development work associated with the West Espoir development and various exploration activities.

The original budget was based on an average natural gas price of $5.50 per GJ at AECO, an oil price of US$26.00 per bbl for WTI and a heavy oil differential of US$8.50 per bbl. The current price-deck for our products, if maintained, could result in a significant increase in cash flow over the budget. The Company will monitor its expected cash flow excess and intends to allocate a minimum of 50% of such excess towards debt repayment. The remaining excess will be directed to the Company's authorized share buy-back program and additional expenditures on conventional crude oil and natural gas opportunities. Such expenditures will only be incurred as excess cash flows are realized and will be subject to the same economic tests as regular budgeted expenditures. It is expected that the largest portion of the additional capital expenditures will take place late in the third and fourth quarters of 2004 and accordingly will not add materially to the Company's 2004 average production volumes. Should additional economic opportunities for share buy-backs or capital activities not present themselves to the extent allocated, such allocations of excess cash flow would revert to debt repayment.


57  ANNUAL REPORT 2003

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

SENSITIVITY ANALYSIS (1)                        CASH FLOW FROM       CASH FLOW FROM
                                                OPERATIONS (2)       OPERATIONS (2)    NET EARNINGS (2)        NET EARNINGS (2)
                                                  ($ millions)     ($/share, basic)        ($ millions)        ($/share, basic)
----------------------------------------------------------------------------------------------------------------------------------
PRICE CHANGES
Crude oil - WTI US$1.00/bbl (3)
  Excluding financial derivatives                   $       88        $        0.66     $            63          $         0.47
  Including financial derivatives                   $  65 - 88        $ 0.48 - 0.66     $       46 - 63          $  0.34 - 0.47
Natural gas - AECO C$0.10/mcf (3)
  Excluding financial derivatives                   $       35        $        0.26     $            21          $         0.16
  Including financial derivatives                   $  32 - 34        $ 0.24 - 0.25     $       19 - 21          $  0.14 - 0.16
VOLUME CHANGES
Crude oil - 10,000 bbl/d                            $       50        $        0.37     $            17          $         0.12
Natural gas - 10 mmcf/d                             $       13        $        0.10     $             5          $         0.04
FOREIGN CURRENCY RATE CHANGE
$0.01 change in C$ in relation to US$ (3)
  Excluding financial derivatives                   $       48        $        0.36     $            15          $         0.11
  Including financial derivatives                   $  41 - 44        $ 0.31 - 0.33     $       10 - 13          $  0.08 - 0.09
INTEREST RATE CHANGE - 1%                           $       10        $        0.08     $            10          $         0.08
----------------------------------------------------------------------------------------------------------------------------------

(1)  The sensitivities are calculated based on 2003 fourth quarter results.

(2)  Attributable to common shareholders.

(3) For details of financial instruments in place, see consolidated financial statements note 10.

DAILY PRODUCTION BY SEGMENT, BEFORE ROYALTIES
                                                         Q1          Q2          Q3        Q4      2003          2002      2001
----------------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS (bbl/d)
North America                                       173,045     175,232     174,838    176,429    174,895     169,675     166,675
North Sea                                            56,963      55,781      60,193     54,529     56,869      38,876      36,252
Offshore West Africa                                  7,552       9,594      11,985     13,304     10,628       6,784       3,396
----------------------------------------------------------------------------------------------------------------------------------
Total                                               237,560     240,607     247,016    244,262    242,392     215,335     206,323
----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS (mmcf/d)
North America                                         1,265       1,278       1,229      1,206      1,245       1,204         906
North Sea                                                41          40          49         52         46          27          12
Offshore West Africa                                      4           7          11         12          8           1          --
----------------------------------------------------------------------------------------------------------------------------------
Total                                                 1,310       1,325       1,289      1,270      1,299       1,232         918
----------------------------------------------------------------------------------------------------------------------------------
BARRELS OF OIL EQUIVALENT (boe/d)
North America                                       383,952     388,210     379,751    377,448    382,315     370,337     317,658
North Sea                                            63,764      62,507      68,323     63,246     64,469      43,391      38,293
Offshore West Africa                                  8,236      10,738      13,808     15,241     12,030       6,994       3,396
----------------------------------------------------------------------------------------------------------------------------------
Total                                               455,952     461,455     461,882    455,935    458,814     420,722     359,347
----------------------------------------------------------------------------------------------------------------------------------

PER UNIT RESULTS                                         Q1          Q2          Q3        Q4       2003         2002        2001
----------------------------------------------------------------------------------------------------------------------------------
CRUDE OIL AND NGLS ($/bbl)
Sales price                                          $35.26      $30.27      $30.97     $30.02     $31.59      $29.76      $24.31
Royalties                                              3.56        2.78        2.56       2.22       2.77        3.16        2.17
Production expense                                    10.79       10.80       10.14       9.45      10.28        8.45        7.64
----------------------------------------------------------------------------------------------------------------------------------
Netback                                              $20.91      $16.69      $18.27     $18.35     $18.54      $18.15      $14.50
----------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS ($/mcf)
Sales price                                          $ 7.25      $ 6.12      $ 5.50     $ 5.23     $ 6.02      $ 3.76       $5.16
Royalties                                              1.78        1.35        1.11       1.05       1.32        0.78        1.25
Production expense                                     0.57        0.59        0.63       0.63       0.60        0.57        0.51
----------------------------------------------------------------------------------------------------------------------------------
Netback                                              $ 4.90      $ 4.18      $ 3.76     $ 3.55     $ 4.10      $ 2.41       $3.40
----------------------------------------------------------------------------------------------------------------------------------
BARRELS OF OIL EQUIVALENT ($/boe)
Sales price                                          $39.24      $33.32      $31.94     $30.64     $33.75      $26.25      $27.15
Royalties                                              6.96        5.32        4.46       4.12       5.20        3.91        4.42
Production expense                                     7.27        7.34        7.17       6.81       7.15        5.99        5.69
----------------------------------------------------------------------------------------------------------------------------------
Netback                                              $25.01      $20.66      $20.31     $19.71     $21.40      $16.35      $17.04
----------------------------------------------------------------------------------------------------------------------------------


58 CANADIAN NATURAL

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

NETBACK ANALYSIS
($/boe, except daily production)                                   2003            2002            2001
---------------------------------------------------------------------------------------------------------
Daily production, before royalties (boe/d)                      458,814         420,722         359,347
Sales price                                                    $  33.75        $  26.25        $  27.15
Royalties                                                          5.20            3.91            4.42
Production expense                                                 7.15            5.99            5.69
---------------------------------------------------------------------------------------------------------
NETBACK                                                           21.40           16.35           17.04
Midstream contribution                                            (0.28)          (0.25)          (0.12)
Administration                                                     0.52            0.40            0.29
Interest                                                           0.94            1.03            1.05
Realized foreign exchange loss (gain)                              0.05            0.02           (0.01)
Taxes other than income tax (current)                              0.69            0.35            0.53
Current income tax (North Sea)                                     0.14           (0.13)           0.47
Current income tax (Offshore West Africa)                          0.06            0.04              --
Current income tax (North America)                                 0.26              --              --
Current income tax (Large Corporations Tax)                        0.09            0.14            0.11
---------------------------------------------------------------------------------------------------------
Cash flow                                                      $  18.93        $  14.75        $  14.72
---------------------------------------------------------------------------------------------------------

QUARTERLY FINANCIAL INFORMATION
($ millions, except per share amounts)                           Q1              Q2             Q3             Q4          TOTAL
------------------------------------------------------------------------------------------------------------------------------------
2003
Revenue                                                 $  1,693.00      $ 1,477.00     $ 1,434.00     $ 1,368.00     $ 5,972.00
Cash flow from operations attributable
to common shareholders                                  $    906.00      $   762.00     $   758.00     $   734.00     $ 3,160.00
Per common share - basic                                $      6.76      $     5.68     $     5.62     $     5.48     $    23.54
                 - diluted                              $      6.53      $     5.57     $     5.56     $     5.42     $    23.06
Net earnings attributable to common shareholders        $    428.00      $   525.00     $   203.00     $   251.00     $ 1,407.00
Per common share - basic                                $      3.19      $     3.91     $     1.51     $     1.87     $    10.48
                 - diluted                              $      3.03      $     3.78     $     1.49     $     1.83     $    10.14
------------------------------------------------------------------------------------------------------------------------------------
2002
Revenue                                                 $    782.00      $   924.00     $ 1,239.00     $ 1,397.00     $ 4,342.00
Cash flow from operations attributable
to common shareholders                                  $    359.00      $   475.00     $   643.00     $   777.00     $ 2,254.00
Per common share - basic                                $      2.95      $     3.86     $     4.83     $     5.81     $    17.63
                 - diluted                              $      2.85      $     3.70     $     4.71     $     5.62     $    16.99
Net earnings attributable to common shareholders        $     99.00      $   145.00     $   117.00     $   209.00     $   570.00
Per common share - basic                                $      0.81      $     1.18     $     0.88     $     1.56     $     4.46
                 - diluted                              $      0.79      $     1.09     $     0.86     $     1.51     $     4.31
------------------------------------------------------------------------------------------------------------------------------------

TRADING AND SHARE STATISTICS                           Q1           Q2            Q3            Q4     2003 TOTAL      2002 Total
-----------------------------------------------------------------------------------------------------------------------------------
TSX - C$
Trading volume (thousands)                         45,742       36,859        30,386        34,688        147,675         154,829
Share price ($/share)
        High                                      $ 52.90        57.39         57.29         67.22          67.22           54.54
        Low                                       $ 45.20        46.55         51.23         53.31          45.20           37.60
        Close                                     $ 50.15        53.75         55.59         65.37          65.37           46.80
Market capitalization at
December 31 ($ millions)                                                                                 8,742.00        6,261.00
Shares outstanding (thousands)                                                                         133,731.00      133,776.00
-----------------------------------------------------------------------------------------------------------------------------------
NYSE - US$
Trading volume (thousands)                          2,539        2,546         2,760         3,884         11,729           7,966
Share price ($/share)
        High                                      $ 35.97      $ 42.45       $ 41.35       $ 51.39       $  51.39        $  34.88
        Low                                       $ 29.25      $ 31.51       $ 36.50       $ 40.44       $  29.25        $  23.55
        Close                                     $ 34.00      $ 39.91       $ 41.16       $ 50.44       $  50.44        $  29.67
Market capitalization at
December 31 ($ millions)                                                                                 $  6,745        $  3,969
Shares outstanding (thousands)                                                                           $133,731        $133,776
-----------------------------------------------------------------------------------------------------------------------------------


59  ANNUAL REPORT 2003